Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

(1) RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL

OFFICER AND AUTHORIZED REPRESENTATIVE;

(2) APPOINTMENT OF EXECUTIVE DIRECTOR;

AND

(3) APPOINTMENT OF AUTHORIZED REPRESENTATIVE

The Board hereby announces that, with effect from December 11, 2025:

1.	Mr. Yu Zhang has resigned as an Executive Director, the Chief Financial Officer and an Authorized Representative of the Company.

2.	Ms. Yang Mu has been appointed as an Executive Director of the Company.

3.	Mr. Peng Zhao has been appointed as an Authorized Representative of the Company.

RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORIZED REPRESENTATIVE

The Board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that due to work adjustment, Mr. Yu Zhang (“Mr. Zhang”) has resigned as an executive Director (the “Executive Director”), the chief financial officer (the “Chief Financial Officer”) and an authorized representative (the “Authorized Representative”) of the Company under Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), each with effect from December 11, 2025, and has been appointed as the Chief Strategy Officer by the Company.

Mr. Zhang has confirmed that he has no dispute or disagreement with the Board or the Company and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or the Stock Exchange.

Concurrently, our Vice President, Ms. Wenbei Wang (“Ms. Wang”), has been appointed as the deputy chief financial officer by the Company. Ms. Wang joined us in January 2021 and is responsible for investor relations. She has over 10 years of experience in the finance industry. Prior to joining us, Ms. Wang worked at the investment banking department of UBS from April 2012 to January 2021. Ms. Wang received her bachelor’s degree in engineering from Tsinghua University and her master’s degree in finance from Clark University.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Zhang for his professional guidance and visionary perspective during his tenure as Executive Director and Chief Financial Officer, which have significantly contributed to the Company’s development. The Company holds unwavering confidence that Mr. Zhang will continue to deliver substantial value in his role as Chief Strategy Officer, further driving the Company’s progress. We also believe that Ms. Wang will effectively perform her duties. The Company remains steadfast in its commitment to promoting more young talents into key management positions.

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board is pleased to announce that Ms. Yang Mu (“Ms. Mu”) has been appointed as an Executive Director with effect from December 11, 2025. Ms. Mu will continue to hold her position as a Vice President of the Company.

Ms. Yang Mu (穆陽), aged 46, is currently our Vice President of Human Resources. She has been responsible for overseeing the human resources functions of the Group since May 2016. Prior to joining us, Ms. Mu accumulated nearly a decade of management experience in human resources-related roles. She holds a bachelor’s degree from Peking University and a master’s degree from City University of Hong Kong.

Ms. Mu has entered into a director agreement with the Company for a term of three years commencing from December 11, 2025, subject to re-election as and when required under the Listing Rules and/or the fifteenth amended and restated articles of association of the Company, and her appointment would be automatically renewed for successive periods of three years until terminated in accordance with the agreement. According to the terms of Ms. Mu’s service contract, Ms. Mu will not receive any remuneration from the Company in respect of her appointment as an Executive Director.

As at the date of this announcement, Ms. Mu is interested in (i) 55,128 class A ordinary shares of the Company (“Class A Ordinary Shares”) held directly, and (ii) 20,876 Class A Ordinary Shares underlying the outstanding options and 514,774 Class A Ordinary Shares underlying the outstanding restricted share units granted to her under the share incentive plans of the Company.

Save as disclosed above, as at the date of this announcement, Ms. Mu has confirmed that (i) she does not hold any other position with the Company or other members of the Group; (ii) she has not held any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) she does not hold any other major appointments and professional qualifications; (iv) she does not have any relationship with any Director, senior management or substantial shareholders or controlling shareholders of the Company; and (v) she does not have any other interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company or the Stock Exchange relating to the appointment of Ms. Mu.

The Board would like to express its warmest welcome to Ms. Mu on her appointment.

APPOINTMENT OF AUTHORIZED REPRESENTATIVE

Meanwhile, the Board announces the appointment of Mr. Peng Zhao, an Executive Director, as an Authorized Representative with effect from December 11, 2025.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, December 11, 2025

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.

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